August 6, 2008	Writer’s Direct Contact
650.813.5640
sthau@mofo.com
By Telefacsimile and Mail
(202) 551-3621
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Song P. Brandon
Mr. Jeffrey P. Riedler

Re:	Osteologix, Inc.
Post-Effective Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-144804
Filed on July 20, 2008
Dear Mr. Brandon:
     On behalf of our client, Osteologix, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-144804) (the “Registration Statement”). On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and for convenience purposes, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 2 (against the Registration Statement filed on July 20, 2008). Amendment No. 2, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.
     For your convenience, comment 1 is repeated in bold and italicized type immediately prior to the Company’s response.
1.	You indicate that the selling shareholders acquired their shares in a private placement of shares completed on April 17, 2008. The underlying registration statement to the post-effective that went effective in August 2007 indicates that such shares were completed in June 2007. Please correct your disclosure or advise

Song P. Brandon, Attorney
August 6, 2008
Page Two
us accordingly.

RESPONSE:
     In response to the Staff’s comment, the Company has revised the disclosure to clarify that the private placement of securities was completed on June 6, 2007. The revised disclosure appears on the cover page and page II-3.
2.	Please identify which of the selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer. We note that you have listed Goldman Sachs Intl as a selling security holder.

RESPONSE:
     In response to the Staff’s comment, the Company has revised the disclosure to clarify that Goldman Sachs International (“Goldman”) is an affiliate of Goldman Sachs & Co., a registered broker dealer. The revised disclosure appears on pages 53 and 58. The Company supplementally advises the Staff that none of the other selling security holders are broker-dealers or affiliates of broker-dealers.
3.	Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

RESPONSE:
     In response to the Staff’s comment, the Company supplementally advises the Staff that none of the selling stockholders is an underwriter.
4.	In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:
•	the selling security holder purchased in the ordinary course of business; and

•	at the time of the purchase of securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
If the selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the

Song P. Brandon, Attorney
August 6, 2008
Page Three
selling security holder is an underwriter. Please revise the prospectus as appropriate.

RESPONSE:
     In response to the Staff’s comment, the Company has revised the disclosure to clarify that Goldman (i) purchased the securities in the ordinary course of business and (ii) at the time of the purchase of securities to be resold, Goldman had no agreement or understanding, directly or indirectly, with any person to distribute the securities. The revised disclosure appears on pages 53 and 58.
* * * * *
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Stephen B. Thau
Stephen B. Thau

cc:	Philip J. Young, Osteologix, Inc.
Matthew M. Loar, Osteologix, Inc.